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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                     ------------------------------------

                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                     ------------------------------------



                              (AMENDMENT NO. 10)


                            TALLEY INDUSTRIES, INC.
                           (Name of Subject Company)

                            SCORE ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                       CARPENTER TECHNOLOGY CORPORATION
                                   (Bidders)
                     Series A Convertible Preferred Stock
                        (Title of Class of Securities)
                                   87468720
                     (CUSIP Number of Class of Securities)

              Series B $1 Cumulative Convertible Preferred Stock
                        (Title of Class of Securities)
                                   87468730
                     (CUSIP Number of Class of Securities)

                    Common Stock, $1.00 Par value per share
          (Including the associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)
                                   87468710
                     (CUSIP Number of Class of Securities)

                     ------------------------------------

                                 JOHN R. WELTY
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       CARPENTER TECHNOLOGY CORPORATION
                             101 WEST BERN STREET
                       READING, PENNSYLVANIA 19612-4662
                           Telephone: (610) 208-2000
         (Name, Address and Telephone Number of Persons Authorized to
           Receive Notices and Communications on Behalf of Bidders)
                     ------------------------------------


                                with a copy to:

                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                            PHILADELPHIA, PA 19103
                                (215) 994-4000

                      ATTENTION: HERBERT F. GOODRICH, JR.






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         This Amendment No. 10 to the Schedule 14D-1 relates to a tender offer by Score Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Series A Convertible Preferred Stock ("Series A Preferred Shares"), Series B $1 Cumulative Convertible Preferred Stock ("Series B Preferred Shares") and
Common Stock, par value $1.00 per share ("Common Shares"), of Talley Industries, Inc., a Delaware corporation (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, as amended and restated on February 2, 1996, (collectively, the "Shares"), at a purchase price of $11.70 per Series A Preferred Share, $16.00 per Series B Preferred Share and $12.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal
(which together constitute the "Offer"), copies of which are filed as Exhibit
(a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on October 2, 1997 as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 thereto dated October 6, 1997, October 9, 1997, October 10, 1997, October 20, 1997, October 22, 1997, October 27, 1997,
October 29, 1997, November 4, 1997 and November 20, 1997, respectively (collectively, the "Schedule 14D-1"). The purpose of this Amendment No. 10 is to amend and supplement Items 10 and 11 of the Schedule 14D-1 as described below.

ITEM 10.          Additional Information.

         (f)   Item 10(f) is hereby amended and supplemented by the following:

         Parent announced on December 1, 1997 that the waiting period under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired at 11:59 p.m. on November 28, 1997 with respect to the Offer.

         Reference is made to the press release issued by Parent on December 1, 1997, a copy of which is filed as Exhibit (a)(19) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11.          Material to be Filed as Exhibits.

         (a)(19)  Text of Press Release issued by Parent on December 1, 1997.





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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 is true, complete and correct.


                                         CARPENTER TECHNOLOGY CORPORATION


                                         By:   /s/ John R. Welty
                                               ---------------------------------
                                         Name:  John R. Welty
                                         Title:  Vice President, General Counsel
                                                     and Secretary

                                         SCORE ACQUISITION CORP.



                                         By:   /s/ John R. Welty
                                               ---------------------------------
                                         Name:  John R. Welty
                                         Title:  Secretary


Dated:  December 1, 1997